                                                                    EXHIBIT 99.1

N E W S   R E L E A S E
--------------------------------------------------------------------------------

INVESTOR CONTACTS:
Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.                                 Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP


                  CHARTERED REPORTS THIRD QUARTER 2002 RESULTS

- REVENUES OF $129.5 MILLION, UP 2% SEQUENTIALLY, IN LINE WITH GUIDANCE OF FLAT TO UP 5%

-    CAPACITY UTILIZATION 39%, IN LINE WITH GUIDANCE OF APPROXIMATELY 40%

-    NET LOSS OF $89.4 MILLION, IN LINE WITH GUIDANCE OF $87 TO $90 MILLION

-    0.18-MICRON REVENUES AT ALL-TIME HIGH OF 40% OF TOTAL REVENUES

-    4Q REVENUES EXPECTED TO BE DOWN APPROXIMATELY 20% SEQUENTIALLY

-    RE-SIZING OF WORKFORCE IN LINE WITH CURRENT OUTLOOK

SINGAPORE - OCTOBER 25, 2002 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced third quarter 2002 results, meeting previous guidance issued during the mid-quarter update on September 2, 2002. Based on a downward reassessment of the strength of the current semiconductor industry recovery, the Company also announced a 7% reduction in its worldwide workforce.

"Revenues in the third quarter were up 63% from the year-ago quarter, due largely to broadening our customer engagements and ramping volume of our leading-edge 0.18-micron offering," said Chia Song Hwee, president & CEO of Chartered. "In mid-September, however, growth slowed significantly as we believe customers in the supply chain reassessed their inventory positions and slowed orders due to a more pessimistic view of the strength of their end-markets. The area of greatest strength for us during the quarter was communications where revenue growth more than offset declines in the computer segment.

We continued to increase our shipments of 0.18-micron and below product during the quarter, with this technology representing 40% of total revenues, up from 4% a year ago."


SUMMARY OF THIRD QUARTER 2002 PERFORMANCE

- Net revenues were $129.5 million in third quarter 2002, up 1.6% compared to second quarter 2002, primarily due to strength in the communications segment, offset by weakness in the computer segment. Compared to third quarter 2001, net revenues were up 63.4% from $79.2 million. All segments were up, with the largest increase attributable to the communications and consumer segments. Including Chartered's share of SMP (Fab 5), net revenues were $140.4 million, up 5.5% from $133.1 million in the second quarter 2002, and up 65.8% from $84.7 million in third quarter 2001. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated.

- Gross loss was $27.3 million, or negative 21.1% of net revenues, an improvement from a loss of $74.9 million, or negative 94.6% of net revenues in the year-ago quarter, primarily due to higher revenues. Compared to second quarter 2002, gross loss improved $7.3 million, primarily due to higher revenues resulting from a richer product mix and reduced costs.

- Research and development (R&D) expenses were $20.9 million, an increase of 12.7% from the year-ago quarter due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration.

- General and administrative (G&A) expenses were $10.1 million, essentially at the same level, compared to the year-ago quarter.

- Sales and marketing expenses were $11.4 million, up 43.3% compared to $7.9 million in the year-ago quarter, primarily due to increased support for customer prototyping activities at advanced technology nodes and expansion of worldwide sales and marketing activities to further enhance the level of customer support.

- Pre-production fab start-up costs, all related to Fab 7, were $2.4 million in third quarter 2002, compared to $1.9 million in the year-ago quarter and $1.5 million in second quarter 2002.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $21.5 million compared to a loss of $21.0 million in the year-ago quarter. In the year-ago quarter, the SMP loss would have been $25.8 million, without the favorable impact of a $4.8 million reduction in the return provision. The improvement compared to the year-ago quarter was primarily due to an increase in utilization rate caused by higher demand.

- Minority interest in loss of our consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $8.5 million compared to $17.5 million in the year-ago quarter, and $12.4 million in second quarter 2002, reflecting the improvement in Fab 6 primarily due to significantly higher utilization resulting from increased demand for leading-edge products, partially offset by higher depreciation.

- Other income was $7.3 million compared to $4.9 million in the year-ago quarter, primarily due to grant income related to our R&D and training activities.

- Net interest expense was $7.3 million compared to $0.5 million in the year-ago quarter, due to lower interest income resulting from a lower cash balance and lower interest rates.

- Net loss of $89.4 million, or negative 69.0% of net revenues, reflected an improvement of $28.9 million from a net loss of $118.3 million, or negative 149.4% of net revenues, in the year-ago quarter and an improvement of $1.3 million from the prior quarter.

- As a result of our recent eight-for-ten rights offering, a retroactive adjustment of share count is required under US GAAP reporting. The adjusted weighted average share count in third quarter 2002 and in third quarter 2001 was 1,594.9 million and 1,589.9 million respectively. Based on this adjusted share base, the loss per American Depositary Share (ADS) and loss per share in third quarter 2002 were $0.56 and $0.06 respectively on a diluted basis, compared with a loss per ADS and loss per share of $0.74 and $0.07 respectively in third quarter 2001. The data in the accompanying statement of operations reflects this adjustment and a reconciliation table has also been provided. Without this adjustment, the weighted average ordinary share count in third quarter 2002 and in third quarter 2001 was 1,386.9 million and 1,382.5 million shares respectively. The corresponding loss per American Depositary Share (ADS) and loss per share in third quarter 2002 were $0.64 and $0.06 respectively on a diluted basis, compared with a loss per ADS and loss per share of $0.86 and $0.09 respectively in third quarter 2001.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in third quarter 2002 were 111.9 thousand wafers (eight-inch equivalent), a decrease of 5.7% compared to 118.6 thousand wafers (eight-inch equivalent) shipped in second quarter 2002, primarily due to lower shipments in the computer and memory segments, partially offset by increased shipments in the communications segment. Shipments in third quarter 2002 were up 73.8% compared to 64.4 thousand wafers (eight-inch equivalent) in third quarter 2001. All segments were up with the largest increase attributable to the communications segment.

- ASP increased 7.6% to $1,157 per wafer in third quarter 2002 compared to $1,075 per wafer in second quarter 2002, primarily due to a richer product mix. Compared to third quarter 2001, ASP declined 6.0% from $1,231 per wafer, as market pricing declines more than offset the favorable impact of a richer product mix.

- Capacity utilization declined to 39% in third quarter 2002, from 42% in second quarter 2002, due to decreased shipments and an increase in capacity. The capacity level in third quarter 2002 increased approximately 2% from second quarter 2002. In the year-ago quarter, capacity utilization was 22%.


MARKET DYNAMICS

The following business statistics tables provide business statistics on revenues by market segment, region and technology. These tables include revenues from Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), which under the Company's US GAAP reporting are not consolidated.


REVENUE BREAKDOWN BY MARKET SEGMENT

                                                            Percentage of Revenues (%)
                                         ---------------------------------------------------------------
Market Segment                           3Q 2001       4Q 2001       1Q 2002       2Q 2002       3Q 2002
--------------                           -------       -------       -------       -------       -------
  Communications                           23             22            23            30            40
  Computer                                 58             52            44            47            40
  Consumer                                 10             16            22            13            13
  Memory                                    7              8             9             9             6
  Other                                     2              2             2             1             1


REVENUE BREAKDOWN BY REGION


                                                            Percentage of Revenues (%)
                                         ---------------------------------------------------------------
Region                                   3Q 2001       4Q 2001       1Q 2002       2Q 2002       3Q 2002
------                                   -------       -------       -------       -------       -------
  Americas                                 75             75            66            71            73
  Europe                                    9              7             5             7            14
  Asia-Pacific                             10              7            11            11             5
  Japan                                     6             11            18            11             8


REVENUE BREAKDOWN BY TECHNOLOGY


                                                            Percentage of Revenues (%)
                                         ---------------------------------------------------------------
Technology Node (micron)                 3Q 2001       4Q 2001       1Q 2002       2Q 2002       3Q 2002
------------------------                 -------       -------       -------       -------       -------
  0.18 and below                            4             13            10            24            40
  Up to 0.25                               26             23            30            24            19
  Up to 0.35                               34             34            31            29            21
  Above 0.35                               36             30            29            23            20

RECENT HIGHLIGHTS AND EVENTS

- In August, Chartered announced the opening of a regional office in Shanghai, China, further strengthening the Company's presence and establishing customer service, engineering and marketing functions within the country. Chartered has been engaging with customers in China since 1997. Closer proximity to China's fabless semiconductor companies and system OEMs is expected to enable Chartered to build stronger relationships and take advantage of emerging opportunities in this evolving market.

- In September, Chartered hosted a series of successful technology forums with record-setting attendance, nearly doubling the attendance over the previous year. The forums featured technical and business updates on Chartered's efforts to deliver advanced technologies, facilitate access to intellectual property (IP), support multiple sourcing strategies, and enable overall system-level cost savings for foundry customers. Chartered also announced its joint technology agreement with IMEC, Europe's leading independent R&D center for microelectronics, that is expected to result in Chartered offering 0.18-micron silicon germanium (SiGe) BiCMOS manufacturing capabilities by the second half of 2003. Chartered also presented the roadmap for its suite of niche process technologies, which provides customers with non-volatile memory and high-voltage solutions in addition to SiGe.

- Earlier this month, Alliance Semiconductor Corporation announced its 18-megabit synchronous SRAM family fabricated using Chartered's 0.13-micron copper process technology. The 18-megabit synchronous SRAM supports Alliance's aggressive product roadmap for devices currently using Chartered's 0.13-micron technology and in the future 90-nanometer technology. Chartered's strategy and process roadmap support the changing business and technology requirements of semiconductor and system OEM companies like Alliance by offering highly advanced process technologies.

- On October 10, 2002, Chartered received net proceeds of approximately $612 million from its recently completed eight-for-ten rights offering. The Company issued 1,109.6 million new shares as part of this offering.


REVIEW AND OUTLOOK

"The near-term outlook for the semiconductor industry has weakened since mid-September and the recovery has been delayed," said George Thomas, vice president & CFO of Chartered. "Chartered's outlook for the fourth quarter 2002 is considerably weaker than projections earlier in the year, driven by both a general delay in the semiconductor market recovery and by a significant decline in our computer segment revenues, where we believe some customers are working through excess inventory which will probably take a couple of quarters to correct. Our communications, consumer and memory segments are expected to be flat to down slightly in the fourth quarter."

Based on our current assessment of market and customer trends, the Company's guidance for fourth quarter 2002 is as follows:

     - Revenues: down approximately 20% sequentially and up approximately 37% year-over-year (including Chartered's share of SMP, down approximately 15% sequentially and up approximately 54% year-over-year. SMP is a minority-owned joint-venture company and therefore, under the Company's US GAAP reporting, its revenues are not consolidated)

     -    ASP: down 6-8 percentage points sequentially

     -    Utilization: in the mid-30s

     -    Gross loss: approximately $54 million to $56 million

     - Net loss: approximately $114 million to $117 million including a one-time charge of approximately $5 million associated with workforce re-sizing

     - Loss per ADS: approximately $0.44 to $0.45 including a one-time charge of approximately $0.02 per ADS associated with workforce re-sizing

     -    Average share count for EPS calculation: approximately 260 million
          ADSs

The Company has reduced its 2002 capital expenditure plan from $500 million to $450 million.


WORKFORCE RE-SIZING

Today, Chartered also announced it is reducing its worldwide workforce by approximately 300 people, or about 7% of its total employment. This action is being taken as result of a reassessment of the pace of recovery in the global semiconductor industry. Chartered expects to incur a one-time charge of approximately $5 million in the fourth quarter associated with the workforce reduction. Annual savings in payroll and benefits is expected to be approximately $8 million. For more information, please see the press release on this subject which was issued today.


CEO'S CLOSING COMMENTS

"Even with the delayed recovery, Chartered still expects fourth quarter 2002 revenues including SMP to be up approximately 54% from the year-ago quarter, substantially outpacing industry growth," said Chia. "While this share gain is a step in the right direction, as is our growth in 0.18-micron revenues this year, it's clear that we need to move more quickly in returning Chartered to profitability. This continues to be a top priority for the management team."


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its third-quarter 2002 results and outlook on a conference call today, October 25, 2002, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, October 24, 2002). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at www.charteredsemi.com/investor/index_financial.htm.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For fourth quarter 2002, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, December 3, 2002, Singapore time.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term outlook and outlook for the fourth quarter of 2002 (including projected revenues of the Company and SMP, average selling price, utilization, gross loss, net loss, and loss per ADS); our estimated 2002 capital expenditure; the one-time charge and annual savings in payroll and benefits associated with the workforce reduction; our growth in 0.18-micron revenues this year; our China strategy; our 0.18-micron SiGe BiCMOS manufacturing capabilities in year 2003; our expected revenues from the computer, communications, consumer and memory segments; and our business strategy, process roadmap and financial position; reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful implementation of our partnership, technology and supply alliances; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         (In thousands of U.S. Dollars, except share and per share data)

                                                                                              US GAAP
                                                                  ------------------------------------------------------------
                                                                      Three Months Ended                 Nine Months Ended
                                                                         September 30,                     September 30,
                                                                  --------------------------        --------------------------
                                                                     2001             2002            2001              2002
                                                                  ---------         --------        ---------        ---------
Net revenue                                                       $  79,229         $129,496        $ 386,590        $ 341,316
Cost of revenue                                                     154,161          156,763          514,646          466,936
                                                                  ---------         --------        ---------        ---------
Gross loss                                                          (74,932)         (27,267)        (128,056)        (125,620)
                                                                  ---------         --------        ---------        ---------
Operating expenses:
   Research and development                                          18,553           20,913           60,408           67,226
   Fab start-up costs                                                 1,881            2,386           10,999            5,752
   Sales and marketing                                                7,928           11,364           25,415           31,336
   General and administrative                                        10,068           10,124           33,528           34,976
                                                                  ---------         --------        ---------        ---------
      Total operating expenses                                       38,430           44,787          130,350          139,290
                                                                  ---------         --------        ---------        ---------

Operating loss                                                     (113,362)         (72,054)        (258,406)        (264,910)
Equity in loss of SMP                                               (20,962)         (21,538)         (64,814)         (73,325)
Other income                                                          4,904            7,285           17,952           19,265
Interest income                                                      11,617            3,418           39,418           11,683
Interest expense                                                    (12,067)         (10,733)         (27,075)         (32,031)
Exchange gain (loss)                                                 (1,724)          (2,036)            (168)          (2,230)
                                                                  ---------         --------        ---------        ---------
Loss before income taxes                                           (131,594)         (95,658)        (293,093)        (341,548)
Income tax expense                                                   (4,217)          (2,236)         (17,473)          (4,838)
                                                                  ---------         --------        ---------        ---------
Loss before minority interest                                      (135,811)         (97,894)        (310,566)        (346,386)
Minority interest in loss of CSP                                     17,476            8,498           53,766           37,950
                                                                  ---------         --------        ---------        ---------
Net loss                                                          $(118,335)        $(89,396)       $(256,800)       $(308,436)
                                                                  =========         ========        =========        =========
Net loss per share and ADS*

Basic net loss per share                                          $   (0.07)        $  (0.06)       $   (0.16)       $   (0.19)
Diluted net loss per share                                            (0.07)           (0.06)           (0.16)           (0.19)

Basic net loss per ADS                                            $   (0.74)        $  (0.56)       $   (1.62)       $   (1.94)
Diluted net loss per ADS                                              (0.74)           (0.56)           (1.62)           (1.94)

Number of shares (in millions) used in computing:
- basic net loss per share                                          1,589.9          1,594.9          1,588.5          1,593.6
- effect of dilutive options                                             --               --               --               --
                                                                  ---------         --------        ---------        ---------
- diluted net loss per share                                        1,589.9          1,594.9          1,588.5          1,593.6
                                                                  ---------         --------        ---------        ---------

Number of ADS (in millions) used in computing:
- basic net loss per ADS                                              159.0            159.5            158.9            159.4
- effect of dilutive options                                             --               --               --               --
                                                                  ---------         --------        ---------        ---------
- diluted net loss per ADS                                            159.0            159.5            158.9            159.4
                                                                  ---------         --------        ---------        ---------

------------
* Share count data reflects a retroactive adjustment due to the rights offering, as required under US GAAP reporting. For details, please refer to the attached reconciliation of outstanding share count.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                                                                  U.S. GAAP
                                                                                    ---------------------------------------
                                                                                                    As of
                                                                                    ---------------------------------------
                                                                                    December 31,              September 30,
                                                                                        2001                      2002
                                                                                    ------------              -------------
ASSETS
  Cash and cash equivalents                                                          $1,041,616               $  735,613
  Accounts receivable                                                                    91,419                   91,506
  Inventories                                                                            12,766                   23,941
  Other current assets                                                                   16,439                   20,582
                                                                                     ----------               ----------
    Total current assets                                                              1,162,240                  871,642
  Property, plant and equipment, net                                                  1,853,421                1,869,342
  Investment in SMP                                                                      77,406                   43,292
  Other non-current assets                                                               51,275                   69,245
                                                                                     ----------               ----------
    Total assets                                                                     $3,144,342               $2,853,521
                                                                                     ==========               ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable                                                                   $   82,743               $  145,697
  Current installments of long-term debt                                                198,160                   62,897
  Accrued operating expenses                                                            153,635                  141,535
  Other current liabilities                                                              85,215                   39,723
                                                                                     ----------               ----------
    Total current liabilities                                                           519,753                  389,852
  Long-term debt, excluding current installments                                        914,070                1,092,400
  Other liabilities                                                                      66,298                   66,112
                                                                                     ----------               ----------
    Total liabilities                                                                 1,500,121                1,548,364
  Minority interest                                                                      61,589                   24,967
  Shareholders' equity                                                                1,582,632                1,280,190
                                                                                     ----------               ----------
    Total liabilities and shareholders' equity                                       $3,144,342               $2,853,521
                                                                                     ==========               ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. Dollars)

                                                                                                    US GAAP
                                                                                      -----------------------------------
                                                                                           For The Nine Months Ended
                                                                                      -----------------------------------
                                                                                      September 30,         September 30,
                                                                                          2001                   2002
                                                                                      -------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                              $ (256,800)            $ (308,436)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss of SMP                                                                   11,651                 34,015
  Depreciation and amortization                                                          329,359                340,823
  Foreign exchange (gain) loss on financing activities                                     2,069                 (1,331)
  Minority interest in loss of CSP                                                       (53,766)               (37,950)
  Loss on disposal of property, plant and equipment                                           39                     62
  Other                                                                                  (13,636)                 1,741
Changes in operating working capital:
  Accounts receivable                                                                    100,631                 (2,582)
  Amount due from (to) ST, ST affiliates and SMP, net                                     43,237                (22,654)
  Inventories                                                                             24,095                (11,175)
  Prepaid expenses                                                                        (1,701)                (3,719)
  Trade accounts payable                                                                  (5,016)                 4,787
  Accrued operating expenses                                                             (49,960)               (12,100)
  Other current liabilities                                                                2,529                 (4,804)
                                                                                      ----------             ----------
Net cash provided by (used in) operating activities                                      132,731                (23,323)
                                                                                      ----------             ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and
 other assets                                                                             14,589                 19,649
Purchase of property, plant and equipment                                               (396,900)              (293,274)
Technology license fees paid                                                              (6,000)                (6,550)
                                                                                      ----------             ----------
Net cash used in investing activities                                                   (388,311)              (280,175)
                                                                                      ----------             ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                                    10,190                (11,599)
Long-term debt
  Borrowings                                                                             622,625                210,000
  Repayments                                                                            (119,739)              (206,176)
Issuance of shares by the Company, net                                                     3,739                  5,203
Capital lease payments                                                                    (6,883)                    --
                                                                                      ----------             ----------
Net cash provided by (used in) financing activities                                      509,932                 (2,572)
                                                                                      ----------             ----------

Net increase (decrease) in cash and cash equivalents                                     254,352               (306,070)
Effect of exchange rate changes on cash and cash equivalents .                               310                     67
Cash at the beginning of the period                                                      924,116              1,041,616
                                                                                      ----------             ----------
Cash at the end of the period                                                         $1,178,778             $  735,613
                                                                                      ==========             ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                    RECONCILIATION OF OUTSTANDING SHARE COUNT

                                                                   Three Months Ended                 Nine Months Ended
                                                                      September 30,                     September 30,
                                                                -------------------------         -------------------------
                                                                  2001             2002             2001             2002
                                                                --------         --------         --------         --------
Basic and diluted net loss per share:
- before adjustment for rights offering                         $  (0.09)        $  (0.06)        $  (0.19)        $  (0.22)
- retrospective adjustment for rights offering                      0.02             0.00             0.03             0.03
                                                                --------         --------         --------         --------
- after adjustment for rights offering                             (0.07)           (0.06)           (0.16)           (0.19)
                                                                --------         --------         --------         --------

Basic and diluted net loss per ADS:
- before adjustment for rights offering                         $  (0.86)        $  (0.64)        $  (1.86)        $  (2.23)
- retrospective adjustment for rights offering                      0.12             0.08             0.24             0.29
                                                                --------         --------         --------         --------
- after adjustment for rights offering                             (0.74)           (0.56)           (1.62)           (1.94)
                                                                --------         --------         --------         --------

Number of shares (in millions) used in
 computing basic and diluted net loss per share:
- before adjustment for rights offering                          1,382.5          1,386.9          1,381.3          1,385.8
- retrospective adjustment for rights offering                     207.4            208.0            207.2            207.8
                                                                --------         --------         --------         --------
- after adjustment for rights offering                           1,589.9          1,594.9          1,588.5          1,593.6
                                                                --------         --------         --------         --------

Number of ADS (in millions) used in
 computing basic and diluted net loss per ADS:
- before adjustment for rights offering                            138.3            138.7            138.1            138.6
- retrospective adjustment for rights offering                      20.7             20.8             20.8             20.8
                                                                --------         --------         --------         --------
- after adjustment for rights offering                             159.0            159.5            158.9            159.4
                                                                --------         --------         --------         --------